Press Release November 12, 2002
Highlights

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m including 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m 43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $10,000,000 $ --
no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

EXTENSIVE GOLD MINERALIZATION OUTLINED BY TRENCHINGON NOELLA PROPERTY

Virginia Gold Mines (“Virginia”) wishes to announce the results of the summer 2002 programme conducted on its 100% owned Noella property situated in the Caniapiscau area of the James Bay territory, Province of Quebec. Cambior Inc retains a 1% NSR royalty on the property, of which half (0.5% NSR) can be bought back at any time by Virginia for $ 500,000 CAD. The summer 2002 programme consisted of mechanical trenching with a backhoe, detailed mapping and sampling. The main objective was to test the surface extension of gold mineralization discovered in 2000-2001 (see January 21, 2002 press release) and to have a better understanding of its geological and structural controls. In total, 43 trenches have been dug during summer 2002 to test several gold showings and their lateral extensions, and various geophysical (IP) conductors. This programme has outlined within the Bear Iron Formation a very prospective auriferous corridor that can be traced for more than 1.2 kilometres. The programme has also allowed the discovery of another significant gold-mineralized zone in a new area (Bourdon).

The Bear Iron Formation, in the west part of the Noella grid, is a 4 to 6 metre thick unit composed mainly of magnetite-chert and affected by a kilometre-scale open fold structure plunging to the east. Systematic trenching and sampling along that fold structure has demonstrated that the Bear Iron Formation is highly anomalous in gold over a strike length of more than 1.2 km. Gold is associated with pyrrhotite-arsenopyrite-hornblende-grunerite alteration zones often forming haloes around a network of deformed, boudined, centimetre to meter-scale quartz veins. Surface channel sampling has returned near-economic to economic gold values in several trenches along this very promising 1.2 km long auriferous trend which remains open at both extremities. The Bear showing area in particular, close to the fold hinge, is a 100 metre long mineralized panel that has returned gold values including 4.1 g/t Au over 4.0 m, 4.1 g/t Au over 5.4 m, 5.4 g/t Au over 4.9 m, 7.7 g/t Au over 3.2 m in 2001 and 10.84 g/t Au over 4.0 m, 6.56 g/t Au over 4.0 m, 2.87 g/t Au over 6.0 m, and 2.4 g/t Au over 5.0 m in 2002. Other very interesting results obtained elsewhere along the auriferous trend include 3.03 g/t Au over 4.5 m in TR02-22, 5.9 g/t Au over 3.8 m and 6.43 g/t Au over 2.5 m in TR02-42 and 18.36 g/t Au over 1.2 m in TR02-43.

Another promising target is the Bourdon showing area located in the north-eastern portion of the Noella grid, more than 1 km away from the Bear area. Trenches TR02-01 and TR02-02 located 25 metres apart have exposed a more than 10 m thick laminated chert-silicate (hornblende-grunerite)-graphite Iron Formation unit that could represent a lateral facies variation of the Bear Iron Formation. Mineralization consists of sulphides (mainly Po) veinlets and injections developed within and locally brecciating the chert-silicate-graphite Iron Formation. Channel sampling has returned 5.33 g/t Au over 10.7 m (including 7.3 g/t Au over 6.8 m or 10.27 g/t Au over 4.7 m) in TR02-01 and 1.02 g/t Au over 16.9 m in TR02-02. The Bourdon mineralization is open in all directions.

The highlights of the programme appear below. The complete results of the trenching programme and a map showing trench locations are attached to this press release.

* All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Rouyn-Noranda.

Trenching has also further exposed the mineralization of the Dead Mouse showing. The host rock is a 10-20-metre thick magnetite-chert unit similar to the Bear Iron Formation but that represents a different stratigraphic unit. Mineralization at Dead Mouse is similar in style but much weaker than in the Bear area, and accordingly it has returned lower gold values.

Trenching over geophysical targets along the interpreted extensions of the Bear, Bourdon and Dead Mouse iron formations was often hampered by thick overburden and as a consequence several interesting IP conductors still remain unexplained on the Noella grid.

The summer 2002 programme has generated very encouraging results over 2 prospective areas located more than 1 km away and has confirmed the very good potential of the Noella property. Virginia intends to aggressively pursue these results and is currently preparing an exploration programme for 2003.

The program was carried out by the employees of Virginia, under the supervision of Paul Archer, V.P. Exploration. Mr. Archer is a qualified person, as defined by National Instrument 43-101, who has been employed by Virginia since 1996 and has more than 20 years of exploration experience.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over $10 million, no debt and approximately 29 million shares outstanding. Virginia’s shares trade on the Toronto Stock Exchange under the symbol “VIA”. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-01	11+05W	00+17N	**5,33**	**10,7**	**Bourdon showing**
			incl. 7,3	**6,8**	
			or 10,27	**4,7**	
TR02-02	11+32W	00+12N	**1,02**	**16,9**	**Bourdon showing**
TR02-03	11+00W	00+32S	2,06	grab	**IP conductor**
TR02-04	10+00W	01+39S	Overburden only		**IP conductor**
TR02-05	11+00W	02+86S	Overburden only		**IP conductor**
TR02-06	11+00W	01+39S	Overburden only		**IP conductor**
TR02-07	13+00W	00+59S	Overburden only		**IP conductor**
TR02-08	13+00W	00+75S	Overburden only		**IP conductor**
TR02-09	13+00W	01+14S	Overburden only		**IP conductor**
TR02-10	13+00W	02+60S	Overburden only		**IP conductor**
TR02-11	14+00W	03+24S	Overburden only		**IP conductor**
TR02-12	14+00W	03+86S	Overburden only		**IP conductor**
TR02-13	14+00W	04+95S	No significant value		**IP conductor**
TR02-14	14+06W	05+65S	Overburden only		**IP conductor**
TR02-15a	19+00W	09+75S	No significant value		**Bear corridor**
TR02-15b	19+27W	10+00S	No significant value		**Bear corridor**
TR02-15c	19+30W	09+80S			**Bear corridor**
R1			0,43	3,4	
R2			1,41	4,0	
R3			1,47	2,3	
R4			1,4	4,5	
R5			**4,2**	**0,5**	
			2001 results		
			4,1	***4,0***	
TR02-16	18+95W	10+21S			**Bear corridor**
R1			1,2	2,0	
R2			1,22	1,8	
TR02-17	18+75W	10+30S	Overburden only		**Bear corridor**
TR02-18	18+52W	10+64S	No significant value		**Bear corridor**
TR02-19a	18+00W	10+91S	No significant value		**Bear corridor**
TR02-19b	18+00W	11+07S	No significant value		**Bear corridor**
TR02-20	17+52W	11+25S	No significant value		**Bear corridor**
TR02-21	17+00W	11+50S	Overburden only		**Bear corridor**
TR02-22	16+35W	11+93S			**Bear corridor**
R1			**1,24**	**5,8**	
			incl. 2,25	**3,6**	
R2			**1,78**	**8,7**	
			incl. 3,03	**4,5**	
TR02-23	12+95W	13+15S	2,4	1,4	**Bear corridor**

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, senior supervising geologist
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca